UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Comtech Telecommunications Corp.

(Name of Issuer)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

205826209

(CUSIP Number of Class of Securities)

David J. Snyderman

Magnetar Capital LLC

1603 Orrington Ave.

Evanston, Illinois 60201

(847) 905-4400

(Name, Address and Telephone Number of Person Authorized
to
Receive Notices and Communications)

October 9, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 205826209	SCHEDULE 13D	Page 2 of 8

1.	NAME OF REPORTING PERSON: Magnetar Financial LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐
(b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,785,408 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,785,408 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,785,408 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.95% (1)
14.	TYPE OF REPORTING PERSON IA; OO

(1) Comprised of 3,785,408 shares of Common Stock issuable upon conversion of 80,000 shares of Series A Convertible Preferred Stock, at an initial conversion price of $23.97 per share, without giving effect to the Ownership Cap (as defined below). The terms of the Series A Convertible Preferred Stock restrict the conversion of such shares to the extent that, upon such conversion, the number of shares of Common Stock then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) “group” would exceed 9.99% of the total number of shares of Common Stock then outstanding (the “Ownership Cap”). Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares of Common Stock issuable upon conversion of Series A Convertible Preferred Stock to the extent that upon such conversion the number of shares beneficially owned by all reporting persons hereunder, in the aggregate, would exceed the Ownership Cap.

CUSIP No. 205826209	SCHEDULE 13D	Page 3 of 8

1.	NAME OF REPORTING PERSON: Magnetar Capital Partners LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐
(b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,785,408 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,785,408 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,785,408 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.95% (1)
14.	TYPE OF REPORTING PERSON HC; OO

(1) Comprised of 3,785,408 shares of Common Stock issuable upon conversion of 80,000 shares of Series A Convertible Preferred Stock, at an initial conversion price of $23.97 per share, without giving effect to the Ownership Cap (as defined below). The terms of the Series A Convertible Preferred Stock restrict the conversion of such shares to the extent that, upon such conversion, the number of shares of Common Stock then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) “group” would exceed 9.99% of the total number of shares of Common Stock then outstanding (the “Ownership Cap”). Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares of Common Stock issuable upon conversion of Series A Convertible Preferred Stock to the extent that upon such conversion the number of shares beneficially owned by all reporting persons hereunder, in the aggregate, would exceed the Ownership Cap.

CUSIP No. 205826209	SCHEDULE 13D	Page 4 of 8

1.	NAME OF REPORTING PERSON: Supernova Management LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,785,408 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,785,408 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,785,408 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.95% (1)
14.	TYPE OF REPORTING PERSON HC; OO

(1) Comprised of 3,785,408 shares of Common Stock issuable upon conversion of 80,000 shares of Series A Convertible Preferred Stock, at an initial conversion price of $23.97 per share, without giving effect to the Ownership Cap (as defined below). The terms of the Series A Convertible Preferred Stock restrict the conversion of such shares to the extent that, upon such conversion, the number of shares of Common Stock then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) “group” would exceed 9.99% of the total number of shares of Common Stock then outstanding (the “Ownership Cap”). Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares of Common Stock issuable upon conversion of Series A Convertible Preferred Stock to the extent that upon such conversion the number of shares beneficially owned by all reporting persons hereunder, in the aggregate, would exceed the Ownership Cap.

CUSIP No. 205826209	SCHEDULE 13D	Page 5 of 8

1.	NAME OF REPORTING PERSON: David J. Snyderman
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,785,408 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,785,408 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,785,408 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.95% (1)
14.	TYPE OF REPORTING PERSON HC; IN

(1) Comprised of 3,785,408 shares of Common Stock issuable upon conversion of 80,000 shares of Series A Convertible Preferred Stock, at an initial conversion price of $23.97 per share, without giving effect to the Ownership Cap (as defined below). The terms of the Series A Convertible Preferred Stock restrict the conversion of such shares to the extent that, upon such conversion, the number of shares of Common Stock then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) “group” would exceed 9.99% of the total number of shares of Common Stock then outstanding (the “Ownership Cap”). Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares of Common Stock issuable upon conversion of Series A Convertible Preferred Stock to the extent that upon such conversion the number of shares beneficially owned by all reporting persons hereunder, in the aggregate, would exceed the Ownership Cap.

SCHEDULE 13D

item 1.	security and issuer

Item 1 of the Schedule 13D is hereby amended and supplemented as follows:

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) amends and supplements the information set forth in the Schedule 13D filed by the Reporting Persons with the U.S. Securities and Exchange Commission (the “SEC”) on October 29, 2021 as amended on November 16, 2021 (together with this Amendment No. 2, the “Schedule 13D”), relating to shares of common stock, $0.10 par value per share (“Common Stock”), of Comtech Telecommunication Corp., a Delaware corporation (the “Company”). The principal executive offices of the Company is 68 South Service Road, Suite 230, Melville, New York 11747. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms previously reported in the Schedule 13D. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D.

ITEM 2.	IDENTIFY AND BACKGROUND

Item 2 of the Schedule 13D is hereby amended and supplemented as follows:

Effective October 24, 2022, David J. Snyderman replaced Alec N. Litowitz as the Chief Executive Officer of Magnetar Financial and the Manager of Supernova Management. All references to Alec N. Litowitz in the Schedule 13D (including for purposes of the definition of “Reporting Persons” in this Schedule 13D) are hereby replaced with references to David J. Snyderman. Mr. Snyderman is a citizen of the United States of America.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On October 9, 2023, Magnetar Capital LLC submitted a preliminary non-binding term sheet to the Issuer proposing a transaction whereby the Reporting Persons (potentially with the other Investors) would (i) exchange all of their outstanding Series A Convertible Preferred Stock for a new series of convertible preferred stock on amended terms and (ii) purchase an additional amount of such new series of convertible preferred stock, on the terms, conditions and assumptions described therein. The funds used by the Reporting Persons in purchasing such new securities of the Issuer would come directly from the assets of funds affiliated with the Reporting Persons. No assurances can be given that a transaction will be consummated and Magnetar Capital LLC reserves the right to withdraw the proposal at any time.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

The Company reported in their Form 10-Q filed on June 8, 2023 that 27,884,090 shares of Common Stock were issued and outstanding as of June 2, 2023.

(a) and (b) The information contained on the cover page to this statement on Schedule 13D and set forth in Item 4 hereof is incorporated by reference into this Item 5.

(c) None.

(d) None.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The responses to Items 4 of this Amendment No. 1 are incorporated by reference herein.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:     October 10, 2023

magnetar financial llc

By: Magnetar Capital Partners LP, its Sole Member

By:	/s/ Hayley Stein
	Name:	Hayley Stein
	Title:	Attorney-in-fact for David J. Snyderman, Manager of Supernova Management LLC, the General Partner of Magnetar Capital Partners LP

magnetar capital partners LP

By:	/s/ Hayley Stein
	Name:	Hayley Stein
	Title:	Attorney-in-fact for David J. Snyderman, Manager of Supernova Management LLC, the General Partner of Magnetar Capital Partners LP

supernova management llc

By:	/s/ Hayley Stein
	Name:	Hayley Stein
	Title:	Attorney-in-fact for David J. Snyderman, Manager

/s/ Hayley Stein
Attorney-in-fact for David J. Snyderman